EXHIBIT 4.15

OPTION AGREEMENT

THIS AGREEMENT MADE OF AS OF THE 30th DAY OF September, 2004 (the “Effective Date’).

BETWEEN:

CONSOLIDATED ODYSSEY EXPLORATION INC., a company duly incorporated under the laws of the Province of British Columbia, having a place of business at Suite 303, 595 Howe Street, Vancouver, British Columbia, V6C 2T5;

(“ODE”)

AND:

WHITE KNIGHT GOLD (U.S.) INC., a company duly incorporated under the laws of Delaware having a place of business at 121 Woodland Avenue, Suite 140, Reno, Nevada, 89523;

(“WKG”)

AND:

WHITE KNIGHT RESOURCES LTD., a company duly incorporated under the laws of the province of British Columbia, having a place of business at Suite 922, 510 West Hastings Street, Vancouver, British Columbia, V6B 1L8.

(“WKR”)

WHEREAS:

A.     WKG is the registered and beneficial owner of 151 unpatented mineral claims (the “Property”), referred to by WKG as the Squaw Creek Property, and located in Elko County, State of Nevada, as more particularly described in Exhibit A attached hereto;

B.     WKG wishes to grant an option to ODE, and ODE wishes to acquire an option from WKG, to acquire a 50% interest in and to the interest of WKG in and to the Property upon the terms and conditions set forth in this Agreement;

C.     WKR is the registered and beneficial owner of the issued and outstanding shares of WKG and has agreed to give certain representations to ODE;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree each with the other (the “Agreement”) as follows:

1.	Representations and Warranties

1.1     In order to induce ODE to enter into this Agreement and complete its transactions contemplated hereunder, WKG and WKR jointly and severally represent and warrant to ODE that to the best of their knowledge:

(a)	WKG is a company duly incorporated under the laws of the State of Delaware, validly exists and is in good standing with respect to its annual corporate filings;

(b)	WKR:

(i)	owns all of the issued and outstanding shares of WKG;

(ii)	is a company duly incorporated under the laws of British Columbia, validly exists and is in good standing with respect to the filing of annual reports;

(c)	WKG holds all licenses and permits that are required for carrying on its business in the manner in which such business has been carried on;

(d)	WKG is the registered and beneficial owner of the Property free and clear of all liens, charges and encumbrances of any kind whatsoever;

(e)	the Property has been validly staked, located, recorded and properly acquired by WKG in accordance with all applicable laws and regulations of the State of Nevada;

(f)	the Property is in good standing with respect to all filings and all taxes, charges and assessments have been paid in full as are required under all applicable laws and regulations of the State of Nevada;

(g)	except as provided for by this Agreement, there are no outstanding agreements or options of any kind whatsoever to acquire or purchase the Property or any interest in the Property of any kind whatsoever, and no person has any royalty or other interest of any kind whatsoever in the Property except as provided for herein;

(h)	except as provided for by this Agreement, to the best of the knowledge of WKG and WKR there are no adverse claims or challenges of any kind whatsoever, including without limitation, claims or challenges by native or aboriginal peoples, against or to the ownership of, or title to, the Property nor, to the best of its knowledge, is there any basis therefor;

(i)	except as provided for by this Agreement, to the best of the knowledge of WKG and WKR, there are no outstanding environmental problems associated with the Property nor are there any outstanding obligations to reclaim or otherwise rehabilitate the land on which the Property is located;

(j)	WKG is legally entitled to hold the Property and WKG has good and sufficient right and authority to enter into this Agreement and to complete all of its transactions contemplated under this Agreement on the terms and conditions contained herein;

(k)	the Property is not the whole or substantially the whole of the undertaking of WKG and WKR does not require shareholder approval in order for WKG to dispose of the interest in the Property being disposed of pursuant to the terms of this Agreement;

(l)	to the best of the knowledge of WKG and WKR, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting WKG at law or in equity or before or by any Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of its knowledge, there is no basis therefore;

(m)	to the best of the knowledge of WKG and WKR, the execution and delivery of this Agreement, the performance of its obligations under this Agreement and the completion of its transactions contemplated under this Agreement will not:

(i)	conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute default under, the constating documents of WKG or any indenture, mortgage, agreement, lease, license or other instrument of any kind whatsoever to which WKG is a party or by which it is bound, or any judgment or order of any kind whatsoever of any Court or administrative body of any kind whatsoever by which it is bound: or

(ii)	result in the violation of any law or regulation of any kind whatsoever by WKG.

1.2     The representations and warranties of WKG and WKG contained in this Agreement shall remain in full force and effect during the term of this Agreement and they shall also survive the Exercise Date (as defined below) for a period of one year and remain in full force and effect during that period.

1.3     In order to induce WKG to enter into this Agreement and complete its transactions contemplated hereunder, ODE represents and warrants to WKG that to the best of their knowledge:

(a)	ODE was and remains duly incorporated under the laws of British Columbia and:

(i)	ODE is a “reporting issuer” as that term is defined in the Securities Act;

(ii)	ODE is in good standing with respect to the filing of annual reports with the B.C. Registrar of Companies; and

(iii)	ODE’s common shares are listed and, as of the Effective Date, posted for trading on the TSX Venture Exchange (“TSX”);

(b)	as of the Effective Date the authorized share capital of ODE consisted of 100,000,000 common shares without par value of which 23,268,818 common shares were issued and outstanding;

(c)	ODE holds all licenses and permits that are required for carrying on its business in the manner in which such business has been carried on;

(d)	to the best of the knowledge of ODE, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting ODE at law or in equity or before or by any Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of its knowledge, there is no basis therefore;

(e)	to the best of its knowledge, ODE is not in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever;

(f)	ODE has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(g)	to the best of its knowledge, the execution and delivery of this Agreement, the performance of its obligations under this Agreement and the completion of its transactions contemplated under this Agreement will not:

(i)	conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute default under, the Memorandum or Articles of ODE or any indenture, mortgage, agreement, lease,

license or other instrument of kind whatsoever to which ODE is a party or by which it is bound, or any judgment or order of any kind whatsoever of any Court or administrative body of any kind whatsoever by which ODE is bound; or

(ii)	result in the violation of any law or regulation of any kind whatsoever by ODE.

1.4     The representations and warranties of ODE contained in this Agreement shall remain in full force and effect during the term of this Agreement and they shall also survive the Exercise Date (as defined below) for a period of one year and remain in full force and effect during that period.

2.	Option

2.1     Subject to the terms of this Agreement, WKG hereby grants to ODE the sole and exclusive right and option (the “Option”) to acquire from WKG a 50% interest in all of WKG’s right, title and interest in and to the Property free and clear of all liens, charges and encumbrances of any kind.

2.2     Subject to the terms of this Agreement, in consideration of the grant of the Option by WKG to ODE, ODE shall, during a four-year Earn-In Period commencing as of the Effective Date and terminating on the Exercise Date (as defined below):

(a)	pay to WKG the sum of USD$500,000 as follows (the “Cash Payments”):

(i)	the sum of USD$50,000 upon execution of this Agreement;

(ii)	the additional sum of USD$75,000 on or before September 30, 2005;

(iii)	the additional sum of USD$125,000 on or before September 30, 2006;

(iv)	the additional sum of USD$250,000 on or before September 30, 2007;

(b)	issue to WKR 500,000 common shares of its capital stock as follows (the “Share Issuances”):

(i)	100,000 shares within 10 days of receiving TSX Venture Exchange acceptance of this Agreement, if necessary;

(ii)	an additional 100,000 shares on or before September 30, 2005;

(iii)	an additional 100,000 shares on or before September 30, 2006; and

(iv)	an additional 200,000 shares on or before September 30, 2007;

(c)	expend, on the exploration, development and mining of the Property, the sum of US$2,000,000 as follows (“Work Expenditures” as further defined in Exhibit B):

(i)	USD$250,000 on or before September 29, 2005 (this expenditure is a Firm Commitment);

(ii)	an additional USD$500,000 on or before September 30, 2006;

(iii)	an additional USD$600,000 on or before September 30, 2007; and

(iv)	an additional USD$650,000 on or before September 30, 2008.

Notwithstanding the above provisions of paragraph 2.2(c)(i), the obligation of ODE to incur the Firm Commitment may be waived if ODE notifies WKG (“the Firm Commitment Notice”) that a qualified person (“QP” — as defined in National Instrument 43-101) retained by ODE has recommended that no further Work Expenditures be incurred in respect to the Property and a QP retained by WKG confirms such opinion. The Firm Commitment Notice must be given by ODE to WKG not later than 90 days prior to September 29, 2005. Upon the Firm Commitment being waived, this Agreement will terminate immediately subject to the provisions of paragraph 7.3 (a), (c), (d) and (e).

(d)	commencing with the costs due in 2004 and during the term of this Agreement, pay the annual land holding costs necessary to maintain the Property in good standing, including the costs to be paid to the Bureau of Land Management and all County costs.

Upon ODE having fulfilled all of the obligations required under subparagraphs 2.2(a), (b), (c) and (d), the Option shall be deemed exercised by ODE on the date the last of such Cash Payments and Share Issuances were made and Work Expenditure obligations were fulfilled (the “Exercise Date”) and 50% of WKG’s right, title and interest in and to the Property shall vest in ODE on the Exercise Date free and clear of all liens, charges and encumbrances of any kind whatsoever.

2.3     With respect to the Work Expenditures referred to in subparagraph 2.2(c), ODE shall be the operator responsible for completing the work programs and ODE shall:

(a)	no later than 30 days after the end of each 12 month period after the Effective Date, provide WKG with reports showing in reasonable detail the work performed, the expenditures incurred and the results obtained in the preceding 12-month period. WKG is entitled at its own risk and expense to visit the Property provided that such visits are duly coordinated to cause minimum disruption to work programs. WKG has the right to review data pertaining to the Property on site or at ODE’s offices provided that such review are coordinated with ODE. In addition, ODE will forward copies of all assay and other analytical results to WKG within 30 days of receipt of same by ODE;

(b)	Maintain accounts of expenditures in accordance with generally accepted accounting standards, and legislative or regulatory requirements. Such accounts must be available for inspection and/or audit by WKG, at its cost, provided that 10 days notice of such inspection is given to ODE.

2.4     This Agreement and all of the transactions contemplated hereunder are subject to all necessary approvals of the TSX Venture Exchange on behalf of ODE. In the event that all such necessary approvals for this Agreement and all of the transactions contemplated hereunder are not obtained by ODE within 60 days of the Effective Date, this Agreement shall be deemed terminated and the provisions of paragraph 7.3 of this Agreement shall apply accordingly.

3.0	Property Obligations

3.1     ODE hereby acknowledges and agrees that it is the responsibility of ODE to provide WKG with the funds to pay the land holding costs necessary to keep the Property in good standing up to and including the Exercise Date.

3.2     ODE hereby covenants and agrees with WKG that while this Agreement is in effect, ODE will not take any action, or fail to take any action, where such action or failure to take action could lead to the termination of the interest of WKG in and to the Property.

3.3     Upon ODE acquiring a 50% interest in and to the Property, WKG shall deliver to ODE duly executed recordable transfers together with such supporting documents, if any, as are required to record and effect the transfer of a 50% interest in and to the Property from WKG to ODE (the “Transfers”). ODE shall be entitled to record the Transfers at its own cost with the appropriate government office or offices to effect legal transfer of a 50% interest in and to the Property into the name of ODE, provided that ODE shall hold its interest in the Property subject to the terms of this Agreement.

4.	Covenants and Agreements

4.1     WKG covenants and agrees with ODE that during the term of this Agreement, ODE and its servants, agents and independent contractors shall have the sole and exclusive right to explore, develop and mine the Property including, but not limited to, the sole and exclusive right to:

(a)	enter on the Property and have sole and exclusive and quiet possession thereof;

(b)	do such exploration, development and other mining work on the Property as ODE may deem advisable;

(c)	bring upon and erect upon the Property such buildings, plant, machinery and equipment as ODE in its sole discretion may deem advisable (the “Equipment and Fixtures”); and

(d)	remove from the Property and dispose of such reasonable quantities of rock, ores, minerals and metals for the purposes of bulk sampling, obtaining assays or making other tests as ODE in its sole discretion may deem advisable; and

(e)	do all such further acts as may be, from time to time, reasonably necessary to carry out the full intent and meaning of this Agreement.

4.2     ODE covenants and agrees with WKG that during the term of this Agreement, ODE will:

(a)	to the best of its ability, perform any work that it performs on the Property in a good and workmanlike fashion in accordance with sound mining and engineering practices and in accordance with all applicable laws and regulations of all applicable governmental authorities;

(b)	be responsible for all reclamation required by federal, state and local laws, rules and regulations, in connection with any activities or operations conducted by it or on its behalf on the Property during the Earn-In Period. WKG will be responsible for any existing reclamation obligations pertaining to the Property, and during the Earn-In Period shall perform all such obligations in accordance with applicable federal, state and local laws, rules and regulations, except to the extent that ODE notifies WKG in writing that it wishes to use any surface areas on the Property where such reclamation obligations are outstanding, in which case ODE will assume such reclamation obligations. If ODE acquires a 50% interest in the Property, ODE’s reclamation obligations under this paragraph 4.2(b) will become obligations of the Venture;

(c)	indemnify WKG and WKR against, and save WKG and WKR harmless from, all costs, claims, liabilities, damages and expenses of any kind whatsoever that WKG or WKR may incur or suffer in relation to the Property;

(d)	permit WKG, or its representative, access to the Property at all reasonable times duly coordinated with ODE; and

(e)	use its best efforts to obtain the TSX Venture Exchange acceptance of this Agreement.

4.3     ODE and WKG covenant and agree each with the other that:

(a)	a finder’s fee of CAD$20,000 is payable to Don Mosher upon receiving TSX Venture Exchange acceptance of this Agreement, and that fee will be paid jointly and equally by ODE and WKG, in either cash or share issuances at each party’s respective election;

(b)	during the term of this Agreement, all information concerning this Agreement or any matters arising from this Agreement shall be treated as confidential by the parties hereto and shall not be disclosed by either party hereto any other party without the previous written consent of the other party hereto, such consent not to be unreasonably withheld, except to the extent that such disclosure may be necessary for observance of the requirements of the securities commissions, stock exchanges or other legal requirements or for the accomplishment of the purposes of this Agreement, and if a party does not give a definitive written reply to any request for permission to disclose on the second business day following the date request for same is deemed delivered, consent to such disclosure shall be deemed to have been given. ODE and WKG further covenant and agree to use their best efforts to coordinate the timing of issuance of any news releases to be issued regarding a matter arising from or related to this Agreement or the Property;

(c)	during the Earn-In Period, ODE shall be responsible for making the payments necessary to maintain the Property in good standing by doing assessment work or making payments in lieu thereof, and by paying taxes and rentals and performing of all other actions which may be necessary in that regard, (save and except as otherwise provided for herein) provided that ODE will provide all necessary payments and filing material to WKG in a timely manner and WKG will be responsible for administering the payments and filings.

(d)	prior to the Exercise Date, and except as otherwise set forth in this Agreement, neither WKG nor ODE shall sell, assign, transfer, mortgage, charge or otherwise encumber its interest in this Agreement, or any interest it may acquire in the Property, or any part thereof, in any manner whatsoever, without the prior written consent of the other of WKG and ODE; and

(e)	notwithstanding paragraph 4.3(d), both WKG and ODE shall, without the consent of the other, be entitled to assign their respective interests to a company (the “Parent”) that owns all of the issued and outstanding shares of WKG or ODE, respectively, to a wholly-owned subsidiary of the Parent or to a wholly-owned subsidiary of WKG or ODE provided that the assignor will continue to be liable for all of its obligations under this Agreement.

5.	Vesting of Interest

5.1     Upon ODE earning a 50% interest in the Property, WKR, WKG and ODE will enter into a joint venture agreement (the “Joint Venture Agreement”) covering further activities at the Property. The formal Joint Venture Agreement will generally follow the form of the Model Joint Venture Agreements (Forms 5 and 5A) published by the Rocky Mountain Mineral Law Foundation, and will contain the terms and provisions set forth in this Section 5, and such other terms and conditions as are usual and customary for a transaction of this nature and mutually agreeable (subject to an obligation on the part of each party to negotiate such other terms and conditions in good faith) to the parties. Until the Joint Venture Agreement is executed and delivered, the parties agree that they will be legally bound by the provisions of this Section 5. ODE will be the Manager of the business relationship between the parties (the “Venture”) under the Joint Venture Agreement and will be compensated with a management fee calculated as defined in the Joint Venture Agreement (and set at 10% during the exploration phase, 3% during the development phase, and 1% during the mining phase). Decisions of the Venture will be made by a Management Committee consisting of two representatives appointed by each of the Participants, and the vote of the Manager shall control.

5.2     Upon ODE earning a 50% interest in the Property, ODE will have 60 days to elect to either:

(a)	fund its 50% share under the terms of a joint venture to be formed at that time pursuant to the Joint Venture Agreement; or

(b)	enter into a further option to earn an additional 10% interest (to 60% total) (the “Additional Interest”) in the Property by completing a Feasibility Study (as defined in Exhibit C) on the Property.

5.3     If ODE does not timely notify WKG of ODE’s desire to earn the Additional Interest during the 60-day time period referred to above, ODE shall have waived its right to earn the Additional Interest, and the Venture will continue on a 50%-ODE/50%-WKG basis. If ODE makes the election in paragraph 5.2(b), ODE must complete or arrange for the completion of a Feasibility Study (as defined in the attached Exhibit C) at any time prior to the date three years after the effective date of the Joint Venture Agreement (subject to force majeure, including economic force majeure for any period(s) of time where the average London P.M. fix for gold for any 60-day period is less than $290 per ounce, provided that in any event the period for completion of the Feasibility Study may not be extended by more than one year due to force majeure). ODE will fund all Venture operations through completion of the Feasibility Study. Upon completion of a Feasibility Study, each Participant will fund project development according to its Participating Interest percentage (60%-ODE/ 40%-WKG).

5.4     Upon receipt by WKG of six copies of a positive Feasibility Study, WKG will have a 180-day period to either elect to fund the project in proportion to its Participating Interest or be diluted under the provisions of this Agreement. During that 180-day period, ODE may continue to conduct Operations on or for the benefit of the Property in such a manner as it seems fit, and, if WKG decides not to dilute its interest, then it will promptly reimburse ODE for all expenditures made by ODE on its behalf during that period.

5.5     ODE’s Initial Contribution to the Venture will be deemed to be equal to the actual amount of the ODE’s Work Expenditures incurred during the Earn-In Period and thereafter through the point of completion of a Feasibility Study (or an election by ODE not to complete the Feasibility Study), and the amount of WKG’s combined Initial Contribution will be determined based on the following formula (where WKG’s contribution equals x):

50% = [Amount of ODE's Work Expenditures] 50% X

The fraction set forth above shall be 60%/40% if ODE earns the Additional Interest.

5.6     If a Participant elects to participate less than fully or not at all in a proposed Program and Budget, the standard dilution formula set forth in Section 6.3 of Form 5A will apply. Once any Participant’s Participating Interest is voluntarily reduced to less than 10%, that Participant’s Participating Interest shall automatically be converted to a 2% interest in Net Smelter Returns and shall not have any further Participating Interest in the Venture. If a Participant defaults in contributing to an approved Program and Budget, then, among the remedies available to it, the non-defaulting Participant may choose to have the defaulting Participant’s Participating Interest reduced in accordance with the standard dilution formula plus a penalty of 50% (if the default occurs with respect to an approved Program and Budget which covers primarily exploration activities), or to have the defaulting Participant forfeit its entire interest in the Venture (if the default occurs with respect to an approved Program and Budget which covers primarily development and/or mining activities), in which case the defaulting Participant shall have the right to recover from the applicable percentage of Net Smelter Returns set forth above an amount equal to the positive balance in the defaulting Participant’s Equity Account.

5.7     During the periods covered by paragraphs 5.3 and 5.4 above, ODE shall have no obligation to prepare or provide the other Participants with the opportunity to comment on Programs and Budgets, until it has earned the Additional Interest. Until it has earned the Additional Interest, however (or until it has elected not to acquire that Additional Interest), ODE shall be obligated to conduct operations generally in accordance with the standards applicable to the Manager under the Joint Venture

Agreement (provided that until that time, ODE shall not be obligated to refer any matters to the Management Committee or to seek Management Committee approval for any decisions with respect to operations on the Property).

5.8     The parties agree to make the same representations and warranties set forth in Section 1 above, effective as of the effective date of the Joint Venture Agreement.

5.9     The parties agree that each of them shall be responsible for their share of liabilities and obligations of the Venture (including without limitation environmental liabilities and obligations), equivalent to their Participating Interests in the Venture at the time such obligations or liabilities are incurred or accrued, notwithstanding any subsequent reduction or conversion of their Participating Interests.

5.10     All capitalized terms used in this Section 5 and not defined herein will have the meaning ascribed to them in Form 5A.

6.	Area of Interest

6.1     If at any time during the term of this Agreement either party stakes or otherwise acquires, directly or indirectly, any right to or interest in any mineral claim, license, lease, grant, concession, permit, patent or other mineral property interest of any kind whatsoever (the “Holding”) located wholly or partially within one mile of the external perimeter of the Property (as of the Effective Date), the acquiring party (the “Acquiror”) shall forthwith give written notice to the other party of the acquisition of such Holding and all details with respect to the nature and cost of acquisition of the Holding and the Acquiror shall offer a 50% interest in the Holding to the other party at a price not exceeding 50% of the cost of such acquisition (to be paid, as to a 50% interest, in cash when any payments related to the acquisition are due to be made by the Acquiror) and such interests will, if accepted in writing by the other party, be subject to the terms of this Agreement. The other party shall have 30 days from the date such notice is deemed delivered to it within which to accept the offer to acquire the interest in the Holding and render payment of 50% of the costs of such acquisition paid to that date by the Acquiror, and if such offer is not accepted and payment in respect thereof not made within such period of 30 days, the Acquiror shall be free to retain absolutely or dispose of the Holding without further advice to, or consultation with, the other party.

7.	Termination

7.1    If at any time prior to the Exercise Date ODE fails to perform any of its obligations under this Agreement, WKG may terminate this Agreement provided that:

(a)	WKG has first delivered to ODE written notice of such default containing particulars of the obligation which ODE has not performed; and

(b)	ODE has not, within 30 days of the date such written notice is deemed delivered to it, cured such default or commenced proceedings to cure such default.

There is no default notice required on any Cash Payments due, and if a Cash Payment is not made on or before the due date, WKG may terminate this Agreement immediately. With respect to all other obligations under this Agreement, WKG may terminate this Agreement at any time after ODE has failed to comply with subparagraph 7.1(b) above upon delivering written notice of such termination to ODE and termination shall be effective on the date such notice is deemed delivered and the provisions of paragraph 7.3 shall apply accordingly.

7.2     ODE may terminate this Agreement at any time upon delivering written notice of such termination to WKG and termination shall be effective on the date such notice is deemed delivered and the provisions of paragraph 7.3 shall apply accordingly.

7.3     In the event that this Agreement terminates pursuant to paragraph 2.4, 7.1 or 7.2, all of ODE’s obligations under this Agreement shall terminate on the date such notice is deemed delivered, or if terminated by operation of paragraph 2.4 herein on the date the Agreement is deemed terminated, (the “Termination Date”), provided that ODE shall:

(a)	remain obligated to make any Cash Payments which are due and owing to WKG prior to and including the day before the Termination Date;

(b)	remain obligated to complete the Firm Commitment described in subparagraph 2.2(c)(i), and if ODE fails to expend the Firm Commitment on the exploration, development and mining of the Property, it will pay the shortfall of the Firm Commitment by cash to WKG;

(c)	if the notice of termination is given after May 31 in any year, remain obligated to fulfill any obligations to be fulfilled for that calendar year, including performance of annual drilling commitments and payment of the annual holding costs to keep the Property in good standing;

(d)	deliver to WKG within 60 days of its request, all data, reports and samples pertaining to the Property, together with a comprehensive report on any work carried out by ODE on the Property; and

(e)	have the right to remove from the Property, within the 12 month period commencing from the Termination Date and at its own costs, all of its Equipment and Fixtures.

7.4     Notwithstanding any other term of this Agreement, ODE may abandon its legal and beneficial interest in any claim or claims comprising the Property (including any additional claims acquired under the terms of this Agreement) at any time by notifying WKG of its intention to do so and by delivering to WKG a duly executed recordable transfer or transfers of such claim or claims, together with such supporting documents, if any, as are required to record and effect the transfer of such claim or claims from ODE to WKG, which transfers shall provide for the transfer of the claims from ODE to WKG. The abandoned claim or claims shall cease to be governed by the terms of this Agreement from the date such transfer or transfers are deemed delivered to WKG by ODE.

8.	Force Majeure

8.1     “Force Majeure” shall mean any one or more of the following events:

(a)	an act of God;

(b)	a war, revolution, insurrection, riot, blockade, or any other unlawful act against public order or authority;

(c)	a strike, lockout, or other industrial disturbance;

(d)	a storm, fire, flood, explosion or lightning:

(e)	the failure to obtain the approval or any other government, governmental agency, commission, board or other tribunal or stock exchange having jurisdiction on the circumstances as may be required to the conduct of operations hereunder or any governmental, legal restraint or stock exchange imposed upon such operation; and

(f)	any other event which is not reasonably within the control ODE.

8.2     If ODE is prevented or delayed by Force Majeure in complying with any of the provisions of this Agreement at any time during the term of this Agreement, then, if ODE promptly gives written notice of the Force Majeure including reasonably full written particulars thereof, each of the dates referred to in paragraph 2.2 shall, following the occurrence of the Force Majeure, be extended by an amount equal to the number of days as a result of the Force Majeure.

9.	Arbitration

9.1     The parties hereto agree that all questions or matters in dispute with respect to this Agreement shall be submitted to arbitration pursuant to the terms hereof.

9.2     It shall be a condition precedent to the right of any party hereto to submit any matter to arbitration pursuant to the provisions hereof that any party intending to refer any matter to arbitration shall have given prior written notice of its intention to do so to the other party together with written particulars of the matte in dispute. On the expiration of 10 days from the date such notice is deemed delivered, the party who gave such notice may proceed to refer the dispute to arbitration as provided in paragraph 9.3 hereof.

9.3     The party desiring arbitration shall appoint one arbitrator, and shall notify the other party of such appointment, and the other party shall, within 15 days after such notice is deemed delivered, appoint an arbitrator, and the two arbitrators so named, before proceeding to act, shall, within 30 days of the appointment of the last appointed arbitrator, unanimously agree on the appointment of a third arbitrator to act with them and be chairman of the arbitration herein provided for. If the other party shall fail to appoint an arbitrator within 15 days after notice of the appointment of the first arbitrator is deemed delivered, the first arbitrator shall be the only arbitrator. If the two arbitrators appointed by the parties shall be unable to agree on the appointment of the chairman, the chairman shall be appointed under the provisions of the Commercial Arbitration Act (British Columbia). Except as specifically otherwise provided in this paragraph, the arbitration herein provided for shall be conducted in accordance with such Act. The chairman, or in the case where only one arbitrator is appointed, the single arbitrator, shall fix a time and place in Vancouver, British Columbia for the purpose of hearing the evidence and representations of the parties, and he shall preside over the arbitration and determine all questions of procedure not provided for under such Act or this paragraph. After hearing any evidence and representations that the parties may submit, the single arbitrator, or the arbitrators, as the case may be, shall make an award and reduce the same to writing, and deliver one copy thereof to each of the parties. The expense of the arbitration shall be paid as specified in the award.

9.4     The parties agree that the award of a majority of the arbitrators, or in the case of a single arbitrator, of such arbitrator, shall be final and binding upon each of them.

10.	General

10.1     Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this paragraph 10.1 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

10.2     The Exhibits to this Agreement incorporated by reference and the recitals to this Agreement constitute a part of this Agreement.

10.3     This Agreement constitutes the entire Agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein.

10.4     The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

10.5     No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

10.6     Whenever the singular or masculine is used in this Agreement the same shall be deemed to include the plural or the body corporate as the context may require.

10.7     The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Exercise Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

10.8     Any notice, requests, demands and other communication to be given under this Agreement shall be in writing and shall be delivered by hand, email or by facsimile to the parties at their following respective addresses:

To:	White Knight Gold (U.S.) Inc. c/o 922, 510 West Hastings Street Vancouver, British Columbia V6B 1L8 Attention: Megan Cameron-Jones Facsimile: (604) 681-0180 Email: info@whiteknightres.com

To:	Consolidated Odyssey Exploration Inc. c/o Suite 303, 595 Howe Street Vancouver, British Columbia V6C 2T5 Attention: Joe DeVries Facsimile: (604) 718-2808 Email: info@odysseyexplorations.com or to such other addresses as may be given in writing by, and construed in accordance with the laws of the Province of British Columbia.

10.9     This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia.

10.10     This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals effective as of the Effective Date first above written.

THE CORPORATE SEAL OF
CONSOLIDATED ODYSSEY
EXPLORATION INC. was hereunto affixed
in the presence of:

“Basil Pantages”
_________________________________
Authorized Signatory

“John Thornton”
_________________________________
Authorized Signatory
) ) ) ) ) ) ) ) ) ) ) ) )	c/s

WHITE KNIGHT GOLD (U.S.) INC.

Per:

“John M. Leask”
_________________________________
Authorized Signatory

THE CORPORATE SEAL OF WHITE
NIGHT RESOURCES LTD. was hereunto
affixed in the presence of:

“John M. Leask”
_________________________________
Authorized Signatory

“Gordon P. Leask”
_________________________________
Authorized Signatory
) ) ) ) ) ) ) ) ) ) ) )	c/s

Exhibit A

The Property

Elko County Recording

Claim Name	BLM Serial No.	Book	Page

SV 184	765245	979	145

SV 186	765247	979	147

SV 188	765249	979	149

SV 190	765251	979	151

SV 192	765253	979	153

SV 210	765271	979	171

SV 212	765273	979	173
SV 213	765274	979	174
SV 214	765275	979	175
SV 215	765276	979	176
SV 216	765277	979	177
SV 217	765278	979	178
SV 218	765279	979	179
SV 219	765280	979	180
SV 220	765281	979	181
SV 221	765282	979	182
SV 222	765283	979	183
SV 223	765284	979	184
SV 224	765285	979	185
SV 225	765286	979	186
SV 226	765287	979	187
SV 227	765288	979	188
SV 228	765289	979	189
SV 229	765290	979	190
SV 230	765291	979	191
SV 231	765292	979	192
SV 232	765293	979	193
SV 233	765294	979	194
SV 234	765295	979	195
SV 235	765296	979	196
SV 236	765297	979	197

Claim Name	BLM Serial No.	Book	Page

SV 237	765298	979	198
SV 238	765299	979	199
SV 239	765300	979	200
SV 240	765301	979	201

SV 246	812824	0	302
SV 247	812825	0	303
SV 248	812826	0	304
SV 249	765310	979	210
SV 250	765311	979	211
SV 251	765312	979	212
SV 252	765313	979	213
SV 253	765314	979	214
SV 254	765315	979	215
SV 255	765316	979	216
SV 256	765317	979	217
SV 257	765318	979	218
SV 258	765319	979	219
SV 259	812827	0	305
SV 260	812828	0	306
SV 261	812829	0	307
SV 262	812830	0	308
SV 263	812831	0	309
SV 264	812832	0	310
SV 265	812833	0	311
SV 266	812834	0	312
SV 267	765328	979	228
SV 268	765329	979	229

SE 1	772747	994	218
SE 2	772748	994	219
SE 3	772749	994	220
SE 4	772750	994	221
SE 5	772751	994	222
SE 6	772752	994	223
SE 7	772753	994	224
SE 8	772754	994	225
SE 9	772755	994	226
SE 10	772756	994	227
SE 11	772757	994	228
SE 12	772758	994	229
SE 13	772759	994	230
SE 14	772760	994	231
SE 15	772761	994	232

Claim Name	BLM Serial No.	Book	Page

SE 16	772762	994	233
SE 17	772763	994	234
SE 18	772764	994	235
SE 19	772765	994	236
SE 20	772766	994	237
SE 21	772767	994	238
SE 22	772768	994	239
SE 23	772769	996	327
SE 24	772770	994	241
SE 25	772771	994	242
SE 26	772772	994	243
SE 27	772773	994	244
SE 28	772774	994	245
SE 29	772775	994	246

SE 51	772797	994	268

SE 53	772799	994	270

SE 55	772801	994	272

SE 57	772803	994	274

SE 59	772805	994	276

SE 61	772807	994	278

SE 63	772809	994	280

SE 89	772835	994	306

SE 91	772837	994	308

SE 93	772839	994	310

SE 95	772841	994	312

SE 110	772856	994	327
SE 111	772857	994	328
SE 112	772858	994	329
SE 113	772859	994	330
SE 114	772860	994	331
SE 115	772861	994	332
SE 116	772862	994	333

Claim Name	BLM Serial No.	Book	Page

SE 117	772863	994	334
SE 118	772864	994	335
SE 119	772865	994	336
SE 120	772866	994	337
SE 121	772867	994	338
SE 122	772868	994	339
SE 123	772869	994	340
SE 124	772870	994	341
SE 125	772871	994	342

SC 101	812787	0	2265
SC 102	812788	0	2266
SC 103	812789	0	2267
SC 104	812790	0	2268
SC 105	812791	0	2269
SC 106	812792	0	2270
SC 107	812793	0	2271
SC 108	812794	0	2272
SC 109	812795	0	2273
SC 110	812796	0	2274
SC 111	812797	0	2275
SC 112	812798	0	2276
SC 113	812799	0	2277
SC 114	812800	0	2278
SC 115	812801	0	2279
SC 116	812802	0	2280
SC 117	812803	0	2281
SC 118	812804	0	2282

SC 122	812808	0	2286
SC 123	812809	0	2287

S 29	812768	0	2246
S 30	812769	0	2247
S 31	812770	0	2248
S 32	812771	0	2249
S 33	812772	0	2250
S 34	812773	0	2251
S 35	812774	0	2252
S 36	812775	0	2253
S 37	812776	0	2254
S 38	812777	0	2255
S 39	812778	0	2256
S 40	812779	0	2257

Claim Name	BLM Serial No.	Book	Page

S 43	812782	0	2260
S 44	812783	0	2261
S 45	812784	0	2262
S 46	812785	0	2263
S 47	812786	0	2264

Exhibit B

        “Work Expenditures” shall mean and include all costs or fees, expenses, liabilities and charges paid or incurred by ODE which are directly related to the exploration, development and mining of the Property conducted during the Earn-In Period, including without limitation:

        (a)     All costs and expenses incurred in conducting exploration and prospecting activities on or in connection with the Property, including, without limitation, the preparation of feasibility studies, the active pursuit of required federal, state or local authorizations or permits and the performance of required environmental protection or reclamation obligations, the building, maintenance and repair of roads, drill site preparation, drilling, tracking, sampling, trenching, digging test pits, shaft sinking, acquiring, diverting and/or transporting water necessary for exploration, logging of drill holes and drill core, completion and evaluation of geological, geophysical, geochemical or other exploration data and preparation of interpretive reports, and surveying and laboratory costs and charges (including assays or metallurgical analyses and tests);

        (b)     All expenses incurred in conducting development activities on or in connection with the Property, the active pursuit of required federal, state or local authorization or permits and the performance of required environmental protection or reclamation obligations, pre-stripping and stripping, the construction and installation of a mill, leach pads or other beneficiation facilities for valuable minerals, and other activities, operations or work performed in preparation for the removal of valuable minerals from the Property;

        (c)     All costs incurred by ODE in locating mining claims within the Area of Interest, including costs and expenses incurred by ODE in conducting negotiations and due diligence, attorneys’ fees, and all moneys paid by ODE in acquiring and holding such property interests;

        (d)     All costs incurred in performing any reclamation or other restoration or clean-up work required by any federal, state or local agency or authority, and all costs of insurance obtained or in force to cover activities undertaken by or on ODE’s behalf on the Property;

        (e)     Salaries, wages, expenses and benefits of ODE’s employees or consultants engaged in operations directly relating to the Property, including salaries and fringe benefits of those who are temporarily assigned to and directly employed on work relating to the Property for the periods of time such employees are engaged in such activities and reasonable transportation expenses for all such employees to and from their regular place of work to the Property;

        (f)     All costs incurred in connection with the preparation of pre-feasibility studies or a Feasibility Study and economic and technical analyses pertaining to the Property, whether carried out by ODE or by third parties under contract with ODE;

        (g)     Taxes and assessments, other than income taxes, assessed or levied upon or against the Property or any improvements thereon situated thereon for which ODE is responsible or for which ODE reimburses WKG;

        (h)     Costs of material, equipment and supplies acquired, leased or hired, for use in conducting exploration or development operations relating to the Property; provided, however, that equipment owned and supplied by ODE shall be chargeable at rates no greater than comparable market rental rates available in the area of the Property;

        (i)     Costs and expenses of establishing and maintaining field offices, camps and housing facilities;

        (j)     Costs incurred by ODE in examining and curing title to any part of the Property or any interest in real property within the Area of Interest, in maintaining the Property or any interest in real property within the Area of Interest whether through the performance of assessment work, the payment of claim maintenance fees or otherwise (including without limitation the Initial Payment), in making required payments or performing other required obligations under the Agreement, in satisfying surface use or damage obligations to landowners, or in conducting any analyses of the environmental conditions at the Property; and

        (k)     An additional 10% as overhead on all costs and expenses described in (a) through (j) above, except for mine development and construction, for which a 3% overhead charge will apply.

Exhibit C

        “Feasibility Study” shall mean a report, prepared by an independent third party, to ascertain whether valuable minerals from the Property can profitably be extracted, treated and sold in circumstances that would provide reasonable long term returns, and shall include, without limiting the generality of the foregoing, (a) reasonable assessments of the size and quality of the minable reserves of minerals; (b) reasonable assessments of the amenability of the minerals to metallurgical treatment; (c) a mine plan and reasonable descriptions of the work, equipment and supplies required to bring the prospective ore body or deposit of minerals into production, including beneficiation, environmental baseline, health and permitting requirements, and the estimated costs thereof; (d) a marketing plan for marketing products, and the assumed terms of sale and prices to be received; (e) conclusions and recommendations regarding the economic feasibility and timing for bringing the prospective ore body or deposit of minerals into commercial production, taking into account items (a) through (d) above; and (f) such other information in such form and level of detail as may be appropriate and necessary to allow a bank or other lending institution familiar with the mining industry to make a decision as to whether to loan funds for such operations.

Exhibit D

        “Net Smelter Returns” are defined as the gross revenues actually received by ODE (the “Payor”) from a smelter, refiner or other ore buyer from the sales of any valuable minerals extracted and produced from the Property, less (i) all costs to Payor of weighing, sampling, determining moisture content and packaging such valuable minerals and of loading and transporting the same from the Property to the point of sale, including insurance and in-transit security costs; (ii) all smelter costs and all charges and penalties imposed by the smelter, refinery or purchaser; (iii) marketing costs and commissions; and (iv) ad valorem taxes, severance taxes, and any other taxes, charges or assessments as are imposed upon Payor’s production or operations (including without limitation royalties or abandoned mine reclamation fees that may become payable to the federal government) except for income taxes and Nevada net proceeds taxes, which shall be the separate responsibility of each of WKG and Payor, respectively. For purposes of calculating Net Smelter Returns in the event Payor elects not to sell any portion of the gold or silver extracted and produced from the Property, but instead elects to have the final product of any such gold or silver credited to or held for its account with any smelter, refiner or broker, such gold will be deemed to have been sold at the Quoted Price on the day such gold is actually credited to or placed in Payor’s account, and such silver will be deemed to have been sold at the Quoted Price on the day such silver is actually credited to or placed in Payor’s account. The “Quoted Price” is the price per ounce of gold and/or silver (as the case may be) as quoted (for gold) on the London P.M. fix (or the London A.M. fix if no London P.M. fix is available), or (for silver) on the London fix for silver, in each case as published in the Financial Times (or such other source as is mutually agreeable if the information is not available from the Financial Times) on the day such gold and/or silver is actually credited to or placed in Payor’s account.